SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 5, 2025.

To

Securities and Exchange Commission of Brazil (CVM)

Att: Superintendent of Company Relations - SEP

Ref.: Request for clarification on news - CVM Process No. 19957.006718/2025-03

Dear Sirs,

We refer to Official Letter 127/2025/CVM/SEP/GEA-1 ("Official Letter "), dated June 4, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Mr. Director,

1. We refer to the news published on 06/03/2025 on the UOL news portal, Economy section, under the title: “Braskem will invest R$4.3 billion in expansion of its plant in Duque de Caxias (RJ)", which contains the following statements:

Braskem announced this Tuesday the investment of R$4.3 billion to expand its polyethylene production capacity at the company's industrial complex in Duque de Caxias, in the State of Rio de Janeiro.

The 'Transforma Rio' project plans to increase Braskem's polyethylene production capacity by 230 thousand tons per year and is scheduled to begin operations in 2028, according to a press release from Braskem, in what it called the 'largest investment in the petrochemical industry in the country of the last 15 years'.

The petrochemical company, the largest in Latin America, made the announcement during a visit by the governor of the State of Rio de Janeiro, Cláudio Castro (PL), and the mayor of Duque de Caxias, Netinho Reis (MDB), to its industrial units in the city.

Transforma Rio will allow us to increase the national supply of polyethylene competitively, modernize our operations with cutting-edge technologies and reinforce our presence in Rio de Janeiro as a relevant base for the future of the Brazilian petrochemical industry', said Braskem's vice president of South America Business, Stefan Lanna Lepeck, in the statement.

2. In view of the above, we request that you clarify whether the statements contained in the news are true and, if so, the reasons why it was understood that it is not a Material Fact, in addition to commenting on other information considered important on the matter.

In this regard, Braskem would like to clarify that, according to the Relevant Fact released on February 26, 2025, the Board of Directors, on that date, approved the start of the project mentioned in the news, to increase the capacity of its petrochemical plant in Rio de Janeiro by 220 thousand tons of ethylene per year and equivalent volumes of polyethylene (“Transforma Rio Project”), with the authorization to contract conceptual and basic engineering studies in the amount of approximately R$ 233 million.

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The Transforma Rio Project is part of the Company's transformation strategy, widely publicized to the market, through increased use of gas in its feedstock matrix.

Since the aforementioned date, to date, there has been no new deliberation and/or approval by the Company's governance bodies regarding new phases of the Transforma Rio Project. In order for the aforementioned project to be made feasible, it is necessary to sign, among others, the long-term ethane supply agreement with Petrobras (currently in negotiation), with the estimated value of R$4.3 billion of investments, on that date, still subject to confirmation by the studies mentioned above and the necessary final approvals and deliberations.

This being what we had for the moment, we undersign and remain at your disposal for any additional clarifications that may be required.

São Paulo, June 5, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.